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                                                                Exhibit 99(a)(9)

                                                                   PRESS RELEASE

CONTACT: Regan & Associates
         1-800-737-3426



AMERIBANK CORPORATION EXTENDS $0.50 PER SHARE TENDER OFFER BUT DECREASES NUMBER TO 617,076 SHARES OF UNITED OKLAHOMA BANKSHARES, INC.


Oklahoma City, Oklahoma, December 5, 1995 -- Ameribank Corporation, a privately held bank holding company, announced today that it has extended its tender offer but decreased the number of shares it is offering to purchase to 617,076 outstanding shares of the common stock of United Oklahoma Bankshares, Inc., at a price of $0.50 per share. The offer and withdrawal rights will now expire at 5:00 p.m., Oklahoma City time, on Friday, December 29, 1995, unless further extended. As of December 4, 1995, 577,297 shares of common stock have been tendered to Ameribank thus satisfying the minimum condition in the tender offer and giving Ameribank Corporation a majority of the total number of outstanding shares.

Ameribank is a registered bank holding company which is primarily engaged, through its banking subsidiary, American National Bank & Trust Company of Shawnee, in providing a full range of traditional banking and related financial services to the commercial, consumer, energy, real estate, agriculture and financial sectors, principally in the State of Oklahoma.